SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number  1-13011

A.        Full title of the Plan and address of the Plan, if different from that of the issuer named below:

Comfort Systems USA, Inc. 401(k) Plan

777 Post Oak Blvd., Suite 500

Houston, TX  77056

B.        Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Comfort Systems USA, Inc.

777 Post Oak Blvd., Suite 500

Houston, TX  77056

Comfort Systems USA, Inc. 401(k) Plan

Financial Statements

December 31, 2006 and 2005

Contents

Page

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedules

Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions	10

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)	11

Signatures	12

Exhibits	13-14

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Comfort Systems USA, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2006, and assets (held at end of year) as of December 31, 2006, are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ UHY LLP

Houston, Texas

June 28, 2007

Comfort Systems USA, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value	$135,413,012	$120,036,582
Receivables:
Employer contributions	362,709	263,045
Participant contributions	980,169	852,828
Total receivables	1,342,878	1,115,873

Net assets available for benefits	$136,755,890	$121,152,455

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions To Net Assets:
Investment Income
Net appreciation in fair value of investments	$13,498,840
Interest and dividend income	1,269,935
Total Investment Income	14,768,775

Contributions
Employer	4,224,035
Participant	11,390,914
Participant rollovers	641,641
Total Contributions	16,256,590

Total Additions To Net Assets	31,025,365

Deductions From Net Assets:
Benefits paid to participants	15,010,522
Corrective distributions	308,909
Administrative expenses	102,499

Total Deductions From Net Assets	15,421,930

Net Increase	15,603,435

Net Assets Available For Benefits:
Beginning of Year	121,152,455
End of Year	$136,755,890

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.                                     Description of Plan

General

The following description of the Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from Comfort Systems USA, Inc. (the “Company”).

The Plan is a defined contribution plan, established effective October 1, 1998, as amended and restated effective January 1, 2003, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Effective April 1, 2006, employees of the Company are eligible to participate in the Plan on the first day of each month coincident with or following the date of hire.  Prior to April 1, 2006, employees of the Company were eligible to participate in the Plan on the first day of each quarter coincident with or following their date of hire.

Effective October 1, 2006, employees of the Company are eligible to receive the Company’s discretionary matching contributions immediately upon contributing, as defined in the Plan.  Prior to October 1, 2006, participants became eligible to receive the Company’s discretionary matching contribution after the completion of one year of service, as defined by the Plan.

Contributions

Participants may elect to defer a percentage of their compensation during the plan year which is defined in the Plan and subject to the limits imposed by the Internal Revenue Code (the “IRC”).  Participants may also contribute amounts representing rollover distributions from other qualified plans.

The Company may make a discretionary matching contribution to the Plan in an amount equal to a percentage determined by the Company.  Additional discretionary contributions may be made at the option of the Company, including regular profit-sharing contributions. Additional discretionary contributions totaled approximately $179,000 for the year ended December 31, 2006.  Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law profit-sharing contributions.

Participants direct the investment allocation of all contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company discretionary matching contribution, if any, and allocations of (a) the Company’s additional discretionary contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on the participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the prevailing wage law profit-sharing contributions made on behalf of eligible participants plus actual earnings thereon.  Participants are 100% vested in Company discretionary contributions plus earnings upon attainment of age 59½, death, or disability.  Participants whose service terminates prior to age 59½ for reasons other than retirement, death, or disability are eligible to receive vested Company discretionary contributions, if any, and interest thereon based on years of continuous service.  A participant is 20% vested in Company discretionary contributions after one year and an additional 20% for each year thereafter.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the participant’s highest outstanding loan balance during the preceding 12 months.  The loans are secured by the balance in the participant’s account.  The loan term may not exceed five years, except for loans used for the purchase of a principal residence, which may be repaid in up to ten years.  The interest rate is fixed at the time of borrowing and shall be a reasonable rate of interest as determined by the plan administrator.  Principal and interest are paid ratably through payroll deductions.  Participant loans were $3,630,480 and $3,543,140 at December 31, 2006 and 2005, respectively.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures

Forfeitures occur when a participant terminates employment before becoming 100% vested with respect to their Company discretionary contributions.  Forfeitures shall be used to reduce future Company discretionary contributions or to pay administrative expenses of the Plan.  At December 31, 2006 and 2005, forfeited nonvested accounts totaled $206,544 and $69,826, respectively.  During 2006 and 2005, Company discretionary contributions were reduced by $6,940 and $257,313 from forfeited nonvested accounts, respectively.  During 2006 and 2005, administrative expenses of $26,527 and $22,676 were paid from forfeited nonvested accounts, respectively.

During January 2005, the Company funded approximately $209,000 of the employer contribution receivable at December 31, 2004 from forfeited nonvested accounts.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon plan termination, participants would become 100% vested in their account balances.

2.             Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), respectively, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Management evaluated the investment contracts and determined that this does not have an impact on the Plan’s financial statements as the contract value approximates fair value as of December 31, 2006 and 2005.  As discussed under Investment Valuation and Income Recognition, the Plan’s investment contract, a Guaranteed Income Fund, does not have a maturity date and therefore cash flows are unable to be discounted to determine the fair market value, and is therefore calculated as the contract value.  As of December 31, 2006 and 2005, the contract value was $28,326,031 and $27,802,626, respectively.

Investment Valuation and Income Recognition

Effective October 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (“CGLIC”), a CIGNA Corporation company (“CIGNA”).  Effective April 1, 2004, Prudential Retirement Insurance and Annuity Company (“PRIAC”), a company of Prudential Financial Inc. (“Prudential”), assumed all obligations and liabilities under the CGLIC group annuity contract.  This assumption is the result of Prudential’s acquisition of CIGNA’s retirement operations.  The contract includes the Prudential (formerly CIGNA) Guaranteed Income Fund, which is invested in Prudential’s general portfolio and is recorded at contract value, which approximates fair value.  The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals.  Participant-directed transfers among investment options and distributions will normally be made immediately; however, Prudential may exercise its contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for Prudential to invoke this deferral provision.

The rate of credited interest for any period of time will be determined by PRIAC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31).  The average credited interest for PRIAC was approximately 3.53% and 3.03% for the years ended December 31, 2006 and 2005, respectively.  The rate at which interest was accrued to the contract balance for PRIAC was 3.85% and 3.10% as of December 31, 2006 and 2005.

The contract also includes investments in pooled separate accounts, which were stated at fair value as determined by PRIAC at December 31, 2006 and 2005, based on the quoted market values of the underlying assets in the separate accounts.  Common stock is stated at fair value based on quotations obtained from national securities exchanges.  Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

3.             Investments

As of December 31, 2006 and 2005, the Plan’s trustee was Prudential Bank & Trust, FSB.  Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006		2005

Prudential Guaranteed Income Fund	$28,326,031		$27,802,626
PRIAC pooled separate accounts:
Balanced I/Wellington Management Fund	7,203,775		6,577,318
Dryden S&P 500 Index Fund	6,948,841		6,557,842
Large Cap Value/LSV Asset Mgmt	9,119,574		7,045,106
Large Cap Growth/Goldman Sachs	15,947,991		16,520,215
Small Cap Growth/Times Square Fund	6,695,155	*	6,235,148
Oppenheimer Global Fund (Class A)	11,640,765		9,672,623

Total investments exceeding 5%	85,882,132		80,410,878
Other	49,530,880		39,625,704

TOTAL INVESTMENTS	$135,413,012		$120,036,582

* Investment individually does not represent 5% or more of the net assets available for benefits at the date indicated.

During 2006, the Plan’s investments (including investments bought, sold, and held during the plan year) appreciated as follows:

Year Ended 2006

Common Stock	$1,564,777
Pooled separate accounts	11,934,063
$13,498,840

4.                                     Income Tax Status

The Plan obtained its determination letter on April 1, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

5.                                     Risks and Uncertainties

The Plan provides for various investments in common stock, pooled separate accounts, and a group annuity contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6.                                     Party-in-Interest Transactions

The Plan invests in various PRIAC pooled separate accounts, a company of Prudential.  These investments are considered party-in-interest transactions because Prudential Bank & Trust, FSB, a company of Prudential, serves as trustee of the Plan.  The Plan management has approved these investment options.

The Plan also invests in the Company’s common stock.  Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(a) — Schedule of Delinquent Participant
Contributions

EIN: 76-0526487    PN: 001

Year ended December 31, 2006

	Total that constitutes nonexempt prohibited transactions
Participant contributions transferred late to plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51

$ 881	$―	$881	$―	$―

See accompanying Report of Independent Registered Public Accounting Firm.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

EIN: 76-0526487    PN: 001

December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of Investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Prudential Retirement Ins	Guaranteed Income	N/A	$28,326,031
*	Prudential Retirement Ins	Retirement Goal 2050 Fund	N/A	2,669,424
*	Prudential Retirement Ins	Retirement Goal 2040 Fund	N/A	4,802,960
*	Prudential Retirement Ins	Retirement Goal 2030 Fund	N/A	5,205,257
*	Prudential Retirement Ins	Retirement Goal 2020 Fund	N/A	3,026,368
*	Prudential Retirement Ins	Retirement Goal 2010 Fund	N/A	1,008,807
*	Prudential Retirement Ins	Dryden S&P 500 Index Fund	N/A	6,948,841
*	Prudential Retirement Ins	Large Cap Growth/Goldman Sachs	N/A	15,947,991
*	Prudential Retirement Ins	Small Cap Growth/Times Square Fund	N/A	6,695,155
*	Prudential Ret. Brokerage Svcs	Comfort Systems USA Stock — 459,203 shares	N/A	5,804,325
*	Prudential Retirement Ins	Large Cap Value/LSV Asset Mgmt	N/A	9,119,574
*	Prudential Retirement Ins	Mid Cap Value/Wellington Mgmt	N/A	4,812,092
*	Prudential Retirement Ins	International Blend/The Boston Co	N/A	2,792,938
*	Prudential Retirement Ins	Balanced I/Wellington Management Fund	N/A	7,203,774
*	Prudential Retirement Ins	Waddell & Reed Accum-CL A SH	N/A	4,441,580
*	Prudential Retirement Ins	Oppenheimer Global Fund (Class A)	N/A	11,640,765
*	Prudential Retirement Ins	Mid Cap Growth/Goldman Sachs Fund	N/A	5,416,275
*	Prudential Retirement Ins	St St Global Adv RUS 3000 INDX	N/A	562,892
*	Prudential Retirement Ins	Wells Fargo Adv Small Cap Z	N/A	5,356,375
*	Prudential Retirement Ins	AP Fund	N/A	1,108
	Outstanding Participant Loans	4.75% - 11.50%, various maturity dates	N/A	3,630,480

				$135,413,012

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

COMFORT SYSTEMS USA, INC. 401(k) PLAN

	By:	/s/ WILLIAM GEORGE
William George
Executive Vice President and
Chief Financial Officer of
Comfort Systems USA, Inc.
401(k) Investment Committee Member

Date: June 28, 2007

INDEX TO EXHIBITS

The following is included as an exhibit to the report:

NUMBER	DESCRIPTION

23.1	Consent of UHY LLP